Exhibit 14.1

                               AMEREN CORPORATION

      CODE OF ETHICS FOR PRINCIPAL EXECUTIVE AND SENIOR FINANCIAL OFFICERS

     Ameren Corporation (the "Company") seeks to promote ethical conduct in its financial management and reporting. As a public company, it is essential that the Company's filings with the Securities and Exchange Commission are accurate, complete and understandable. Senior financial officers hold an important and elevated role in this process. This Code applies to (i) the Principal Executive Officer, the President, the Chief Financial Officer, the Principal Financial Officer, the Controller, the Principal Accounting Officer and the Treasurer of the Company, (ii) officers holding substantially equivalent positions at any of the Company's subsidiaries which are registered companies pursuant to the Securities Exchange Act of 1934 and (iii) any other persons that may be designated by the Nominating & Corporate Governance Committee of the Board of Directors (each, a "Senior Officer").

     Each Senior Officer shall:

     1. Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

     2. Provide the Board of Directors with information that is accurate, complete, objective, relevant, timely and understandable.

     3. Comply with laws, rules and regulations of federal, state and local governments and regulatory agencies.

     4. Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing his or her independent judgment to be subordinated.

     5. Respect the confidentiality of information acquired in the course of his or her work at the Company except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of his or her work will not be used for personal advantage.

     6. Share knowledge and maintain skills important and relevant to the Company's needs.

     7.   Proactively promote ethical behavior within the Company.

     8. Promote responsible use of and control over all Company assets and resources.

     9. Disclose information required to be included in periodic reports filed with the Securities and Exchange Commission or required to be provided to any other governmental entity fully and fairly and in an understandable manner.

     10.  Comply with the Company's Corporate Compliance Policy.

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     This Code of Ethics  does not  summarize  the laws,  rules and  regulations applicable to the Senior Officers. Please consult the Company's Corporate Compliance Guidebook which the Company has prepared on specific laws, rules and regulations.

     Violations of this Code of Ethics may subject a Senior Officer to disciplinary action, ranging from a reprimand to dismissal and possible criminal prosecution.

     Each Senior Officer shall certify each year that such Officer has not violated this Code and is not aware of any violations of the Code that have not been reported to the Nominating & Corporate Governance Committee.

     This Code may be amended, modified or waived by the Board of Directors and waivers may also be granted by the Nominating & Corporate Governance Committee, subject to the disclosure and other provisions of the Securities Exchange Act of 1934, and the rules thereunder and the applicable rules of the New York Stock Exchange.



Dated:  June 13, 2003





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